FORM C Electronic Signature on Behalf of JGL Enterprises, LLC.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

JGL Enterprises, LLC.

TIN: 82-1277469

Fiscal Year End (mm/dd) 01/01

By: [signature]



Signature
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Jeffrey G Lippert Jr
Print Name
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller



[signature]
Signature
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

8/24/17
Date